FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 1, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces fourth quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 1, 2015

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, April 1, 2015 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2014.

Revenues from fixed income real estate totaled $3.3 million for the quarter ended December 31, 2014, compared to revenues of $3.5 million for the fourth quarter of 2013.

Net Income attributable to Optibase Ltd shareholders for the quarter ended December 31, 2014 was $2.8 million or $0.54 per basic and diluted share, compared to a net income of $239,000 or $0.06 per basic and diluted share for the fourth quarter of 2013.

For the year ended December 31, 2014, revenues totaled $13.9 million compared with $13.7 million for the year ended December 31, 2013. Net income was $3.3 million or $0.65 per basic and diluted share, compared to a net income of $1.5 million or $0.38 per basic and diluted share for the year ended December 31, 2013.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares and 3.8 million basic and diluted shares, respectively.

As of December 31, 2014, we had cash, cash equivalents, restricted cash and other financial investments, net, of $23 million, and a total shareholders' equity of $77 million, compared with $19 million, and $79 million, respectively, as of December 31, 2013.

On October 20, 2014, we announced the successful closing of a transaction to sell eleven (11) luxury condominium units located in the Flamingo-South Beach One Condominium in Miami Beach, Florida (the “Flamingo”), for an aggregated gross price of $6.4 million (the “Transaction”). The Company recorded a net gain of $2.7 million resulting from the Transaction. For further details on the Transaction, see the Company’s report on Form 6-K as filed with the Securities and Exchange Commission on October 20, 2014.

Amir Philips, Chief Executive Officer of Optibase commented on the quarter and years' results; "During the fourth quarter and 2014 we have continued showing stability in our operating results. In addition, this quarter and the year results show improvement due to the sale of the Flamingo units which as stated in previous quarters, provide evidence of our ability to produce accretive returns on our investments”. Mr. Philips concluded; “We are looking forward for 2015 to continue improving our operating results, cash flows and other fundamental parameters and working diligently to add quality assets to our portfolio and bring value to our shareholders”.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2014

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2014	2013	2014	2013
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

Fixed income real estate rent	13,938	13,711	3,325	3,463
Cost and expenses:
Cost of real estate operation	2,777	2,199	608	616
Real estate depreciation and amortization	3,813	3,369	859	935
General and administrative	2,167	1,870	512	714
Total cost and expenses	8,757	7,438	1,979	2,265
Gain on sale of operating properties	2,709	-	2,709	-
Operating income	7,890	6,273	4,055	1,198

Equity share in losses of associates, net	(186)	(172)	(59)	(96)
Other Income	394	384	95	95
Financial expenses, net	(1,151)	(1,343)	(326)	(343)
Income before taxes on income	6,947	5,142	3,765	854
Taxes on income	(1,502)	(1,518)	(418)	(128)

Net income	5,445	3,624	3,347	726

Net income attributable to non-controlling interests	2,106	2,159	590	487
Net income attributable to Optibase LTD	3,339	1,465	2,757	239

Net income per share :
Basic and Diluted	$0.65	$0.38	$0.54	$0.06

Number of shares used in computing earnings per share
Basic	5,127	3,822	5,127	3,823
Diluted	5,131	3,826	5,135	3,827

Amounts in thousands

Condensed Consolidated Balance Sheets

	December 31, 2014	December 31, 2013
	Audited	Audited
Assets
Current Assets:
Cash and cash equivalents	22,902	18,811
Restricted cash	-	144
Trade receivables	286	279
Other accounts receivables and prepaid expenses	1,396	138
Total assets attributed to discontinued operations	-	675
Total current assets	24,584	20,047

Long term deposit	54	61
Investments in companies and associates	7,553	7,738
Long term investments	7,607	7,799

Real Estate Property, net	185,204	209,761
Other assets, net	609	1,141
Total property equipment and other assets	185,813	210,902

Total assets	218,004	238,748

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,401	2,669
Accounts payable and accrued expenses	4,991	5,131
Other short term liabilities	539	-
Total liabilities attributed to discontinued operations	2,153	2,135
Total current liabilities	10,084	9,935

Long term liabilities:
Deferred tax liabilities	14,237	15,815
Land lease liability, net	6,528	7,374
Other long term liabilities	-	1,628
Long term loans, net of current maturities	110,080	125,072
Total long term liabilities	130,845	149,889

Total shareholders’ equity of Optibase Ltd	57,439	57,063
Non-controlling interests	19,636	21,861
Total shareholders' equity	77,075	78,924

Total liabilities and shareholders’ equity	218,004	238,748

Amounts in thousands